RECEIVED

JAN -8 A 6:56

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

08000100

2 January 2008

SUPPL

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

For and on behalf of
FIBERWEB PLC

A Holland
Company Secretary

RECEIVED

2008 JAN -8 A 6:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEX A

FIBERWEB PLC
2 January 2008

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.comand on the Fiberweb plc website at www.fiberweb.com

27 December 2007	Notification of Major Shareholding
21 December 2007	Director/PDMR Shareholding
19 December 2007	Notification of Major Shareholding
7 December 2007	Notification of Major Shareholding
6 December 2007	Directorate Change and Trading Updte
5 December 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
21 November 2007	Notification of Major Shareholding
21 November 2007	Director/PDMR Shareholding
20 November 2007	Director/PDMR Shareholding
16 November 2007	Director/PDMR Shareholding

Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
2/12/07	Form 288b	Resignation of Company Secretary
2/12/07	Form 288a	Appointment of Company Secretary

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	10:56 16-Nov-07
Number	8832H

16 November 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILTY ('PDMR') SHARI

On 15th November 2007 the Company received notification that Carsten Heldmann acquired 10,000

Mr Heldmann's total beneficial holding following this notification is 10,000 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:06 20-Nov-07
Number	0828I

RNS Number:0828I
Fiberweb Plc
20 November 2007

20 November 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCLOSING MANAGERIAL RESPONSIBILITY ("PDMR") SHAREHOLDINGS

The Company hereby notifies that it acquired and transferred 13,008 ordinary 5p shares of the Company to Malcolm Coster on 19 November 2007, as soon as possible after the twelve-month anniversary of his date of appointment as Non-Executive Chairman of the Company. The shares were acquired at the price of 0.41 pence per share.

The acquisition and transfer of ordinary shares is in accordance with the terms of Mr Coster's appointment under which he acquired 132,285 ordinary shares of the Company (the "Investment Shares") on 11 December 2006 and the Company agreed to transfer to him one-sixth of the Investment Shares, at each six-month anniversary of his date of appointment until November 2009.

The number of shares transferred to Mr Coster on 19 November 2007 is equal to one-sixth of the Investment Shares less the number of shares equivalent to the tax liability due.

Mr Coster's total beneficial holding in the ordinary 5 pence shares of the Company following this notification is 336,078.

This notification is made pursuant to the Disclosure and Transparency Rule 3.1.4. R (1) (a).

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	12:48 21-Nov-07
Number	1988I

RECEIVED

823504-3.

–

21 November 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILTY ('PDMR') SHARI

On 21 November 2007 the Company received notification that Derek Chan acquired 120,000 ordinai

Mr Chan's total beneficial holding following this notification is 120,000 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

END

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8233043

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:53 21-Nov-07
Number	1996I

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**Sterling Strategic Value Limited**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	19/11/07
6. Date on which issuer notified:	21/11/07
7. Threshold(s) that is/are crossed or reached:	3 – 4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary	**Below 3%**	**Below 3%**	**5,531,119**	**5,531,119**		**4%**	

GB00B1FMH067							

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,531,119	4%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14 Contact name:	Peter Ranger Company Secretary
15. Contact telephone name:	00 377 93 10 61 40

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:51 29-Nov-07
Number	7643I

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26.11.07
6. Date on which issuer notified:	27.11.07
7. Threshold(s) that is/are crossed or reached:	13%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	8,565,393	7%			16,933,178		13.83%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,933,178	13.83%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:59 29-Nov-07
Number	7655I

RECEIVED
2008 JAN -9 A 5:45

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Franklin Templeton Investments (Asia) Limited
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26.11.07
6. Date on which issuer notified:	27.11.07
7. Threshold(s) that is/are crossed or reached:	Below 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	6,407,551	5.23%					Below 5%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:15 05-Dec-07
Number	2084J

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	3.12.07
6. Date on which issuer notified:	4.12.07
7. Threshold(s) that is/are crossed or reached:	14%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	16,933,178	13.83%			17,152.498		14.01%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,152.498	14.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Directorate Change
Released	07:01 06-Dec-07
Number	2933J

RNS Number:2933J
Fiberweb Plc
06 December 2007

6 December 2007

Fiberweb plc
Change of Directorate and Trading Update

Fiberweb plc announces that Simon Bowles will leave his position as Chief Financial Officer. He will continue in his role with the company until a successor is in place.

Simon made a significant contribution to the demerger of Fiberweb from BBA plc in 2006 and to the restructuring of the business. The company has started a search process for a new CFO who will join Fiberweb's management team as it focuses on the delivery of performance improvements.

Fiberweb also announces that it expects full-year performance for 2007 to be in-line with its expectations.

In challenging markets, the restructuring and investment initiatives undertaken by Fiberweb this year, in addition to the growth from some important new products, are expected to deliver progress in 2008.

- ends -

For further information:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive

Weber Shandwick Financial 020 7067 0700
Ian Bailey / Nick Dibden / James White

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:01 07-Dec-07
Number	4230J

RECEIVED

2008 JAN -8 A 5:27

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify):______________	**NO**
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	5.12.07
6. Date on which issuer notified:	6.12.07
7. Threshold(s) that is/are crossed or reached:	15%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	17,152.498	14.01%			18,583,298		15.18%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,583,298	15.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:42 21-Dec-07
Number	5027K

21 December 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILTY ('PDMR') SHARI

On 21 December 2007 the Company received notification that Carsten Heldman acquired 10,000 or

Mr Heldman's total beneficial holding following this notification is 20,000 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

A. E. Holland
Company Secretary
Telephone number: 0208 439 8319

END

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RECEIVED

2008 JAN -3 A 6:27

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:33 27-Dec-07
Number	7027K

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________________________	
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co. Goldman Sachs International & Goldman Sachs Asset Management, L.I
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 DECEMBER 2007
6. Date on which issuer notified:	27 DECEMBER 2007
7. Threshold(s) that is/are crossed or reached:	8 %
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067		Below 3%		7,876,296	3,017,177	6.433%	2.464%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,893,473	8.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

The interest in 3,016,761 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned dir subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name Goldman Sachs Securities (Nominees), Limited.

The interest in 7,876,296 shares arose from a beneficial interest held by Goldman Sachs International, a whol owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 416 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly own subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will l registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

BLUEPRINT
OneWorld

RECEIVED

JUN -8 A 6:57

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 5683352

Company Name in full Fiberweb plc

Appointment form

Notes on completion appear on next page

Date of appointment (Day Month Year)	30 11 2007
† Date of Birth (Day Month Year)	
Appointment as director	
as secretary	X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title	Mr
* Honours etc	
Forename(s)	Anthony
Surname	Holland
Previous forename(s)	
Previous surname(s)	
Usual residential address	6 Brooklyn Drive, Emmer Green
Post town	Reading
Postcode	RG4 8SS
County / Region	Berkshire
Country	United Kingdom
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	N/A

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 30/11/2007

* Voluntary details
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 3 Dec 07

(**a director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Fiberweb plc, 1 Victoria Villas, Richmond upon Thames, London, TW9 2GW, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

TUESDAY

A25 04/12/2007
COMPANIES HOUSE

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5683352

Company Name in full Fiberweb plc

	Day	Month	Year
Date of termination of appointment	3 0	1 1	2 0 0 7

as director [ ] as secretary [X] *Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes*

NAME * Style / Title MRS * Honours etc

Please insert details as previously notified to Companies House

Forename(s) Lucille

Surname Dolor

† Date of Birth Day Month Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3 Dec 07

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Fiberweb plc, 1 Victoria Villas, Richmond upon Thames, London, TW9 2GW, United Kingdom

Tel

DX number DX exchange

TUESDAY

A25 04/12/2007 112
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

END